ATTACHMENT FOR CURRENT FILING OF N-SAR

SUB-ITEM 77C

Preferred Income Fund III

The Fund held its Annual Meeting of Shareholders on January 20, 2012.  The following action was taken by the shareholders:

Proposal: Election of three (3) Trustees to serve for a three-year term ending at the Annual Meeting of Shareholders in 2015 or such earlier date as required by the By-laws of the Fund.  Each nominee was reelected by the Fund’s shareholders and the votes cast with respect to each Trustee are set forth below.

	TOTAL VOTES FOR THE NOMINEE	TOTAL VOTES WITHHELD FROM THE NOMINEE

Stanley Martin	27,552,068	667,505
John A. Moore	27,487,788	731,785
John G. Vrysen	27,560,946	658,627

The terms of office of the following seven Trustees of the Fund had not ended and they remained in office as of the Annual Meeting date: James E. Carlin, William H. Cunningham, Deborah C. Jackson, Hugh McHaffie, Patti McGill Peterson, Steven R. Pruchansky and Gregory A. Russo.  Subsequent to the Annual Meeting date, Mr. Carlin resigned from the Board.

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